SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                                  HEMCURE, INC.
            -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)


                                    423511302
                 ----------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2007
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  423511302

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   10,277,778
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   - 10,277,778

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,277,778

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2%

14   TYPE OF REPORTING PERSON

     IN

                               Page 2 of 11 pages

CUSIP No.:  423511302

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   10,277,778
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -  10,277,778

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,277,778

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2%

14   TYPE OF REPORTING PERSON

     CO

                               Page 3 of 11 pages

CUSIP No.:  423511302

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   10,277,778
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   10,277,778

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,277,778

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.2%

14   TYPE OF REPORTING PERSON

     IA

                               Page 4 of 11 pages

                                EXPLANATORY NOTE

         This Amendment No. 2 on Schedule 13D (this "Statement") amends and restates in its entirety the Schedule 13D originally filed on July 11, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd., as amended by Amendment No. 1 thereto on Schedule 13D previously filed on August 3, 2007 ("Amendment No. 1"), including to correct the following errors contained in Amendment No. 1:

         o Amendment No. 1 incorrectly reported the number of shares of Common Stock (as hereinafter defined) that may be acquired by the Reporting Persons (as hereinafter defined) upon the exercise of the Additional Investment Option (as hereinafter defined) as 3,750,000. The correct number of underlying shares of Common Stock should have been reported as 2,777,778.

         o Amendment No. 1 incorrectly reported the number of shares of Common Stock underlying the warrant that may be purchased upon the exercise of the Additional Investment Option as 3,750,000. The correct number of underlying shares of Common Stock should have been reported as 2,777,778.

         o Amendment No. 1 incorrectly reported that it could exercise its Additional Investment Option until June 7, 2008. The correct termination date is June 6, 2008.

         o Amendment No. 1 incorrectly reported the number of shares of Common Stock beneficially owned by the Reporting Persons as 11,250,000. The correct number of shares should have been reported as 10,277,778.

         o Amendment No. 1 incorrectly reported the percentage of beneficial ownership by the Reporting Persons as 37.3%. The correct percentage of beneficial ownership should have been reported as 35.2%.

ITEM 1.  Security and Issuer.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hemcure, Inc. (the "Issuer"). The Issuer's executive offices are located at 11839 East Smith Avenue, Santa Fe Springs, CA 90670.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

                               Page 5 of 11 pages

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The funds used to acquire the securities that are described in this Statement were from working capital of the Fund, and the amount of funds totaled $7,500,000.

ITEM 4.  Purpose of Transaction.

         On June 7, 2007, the Fund acquired the following securities from the Issuer in a private placement transaction: (i) 7,500,000 shares of Common Stock of the Issuer, and (ii) warrants to purchase 7,500,000 shares of Common Stock expiring on June 7, 2012 at an exercise price of $1.50 per share. The Fund has the option until June 6, 2008 (the "Additional Investment Option") to acquire up to 2,777,778 shares of Common Stock and warrants to purchase 2,777,778 shares of Common Stock for a price per Unit of $1.35 (with each Unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock).

         Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Fund may not acquire shares of Common Stock upon exercise of the warrants to the extent that, upon exercise, the number of shares of Common Stock beneficially owned by the Fund would exceed 19.99% of the issued and outstanding shares of Common Stock of the Issuer. Accordingly, the 10,277,778 shares of Common Stock beneficially owned by the Fund does not include the 7,500,000 shares of Common Stock issuable upon exercise of the warrant acquired on June 7, 2007 or the 2,777,778 shares of Common Stock issuable upon exercise of the warrant that may be obtained through the exercise of the Additional Investment Option.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                               Page 6 of 11 pages

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially own an aggregate of 10,277,778 shares of Common Stock, representing approximately 35.2% of the shares of Common Stock presently outstanding based upon 26,405,305 shares of Common Stock issued and outstanding as of June 29, 2007, as reported by the Issuer in a Form SB-2 filed with the Securities and Exchange Commission ("SEC") on July 25, 2007.

         (b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock. By virtue of their relationship with the Fund, the Investment Manager and Mr. Benowitz may each be deemed to own beneficially the Common Stock owned by the Fund. The Investment Manager and Mr. Benowitz each disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Fund.

         (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty
(60) days prior to the event date.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #    Description
         ------    -----------

         1        Joint Filing Agreement

         2        Form of Subscription Agreement for Unit Offering*

         3 Form of Warrant to Purchase Common Stock received by investors in Unit Offering*

         4        Lock-up Agreement dated June 7, 2007 executed by Arthur Liu*

         -------------

         * Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on June 13, 2007.


                               Page 7 of 11 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                               Page 8 of 11 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

         Adam Benowitz (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

         None.


                               Page 9 of 11 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1        Joint Filing Agreement

2        Form of Subscription Agreement for Unit Offering*

3        Form of Warrant to Purchase Common Stock received by investors in Unit
         Offering*

4        Lock-up Agreement dated June 7, 2007 executed by Arthur Liu*

---------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on June 13, 2007.



                               Page 10 of 11 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Hemcure, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 15, 2007


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.

                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund


                               Page 11 of 11 pages